CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of Composite Technology Corporation on Form S-1 (Amendment No. 6 to Form S-3) (No. 333-122280) of our report, dated December 14, 2004, except for Note 2 as to which the date is April 8, 2005, with respect to the consolidated balance sheets of Composite Technology Corporation and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statement of operations, shareholders' deficit, and cash flows for each of the years in the two-year period ended September 30, 2004 (which includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the captions "Experts" in such Prospectus.

/s/ SINGER LEWAK GREENBAUM & GOLDSTEIN LLP
SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

August 17, 2005